November 17, 2008

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3628

Re:          Grubb & Ellis Company (the “Company”)
Revised Preliminary Proxy Statement on Schedule 14A
Filed on November 12, 2008 by Anthony W. Thompson
(the “Revised Proxy Statement”)
Commission File No. 001-08122

Dear Mr. Hindin:

This letter is submitted on behalf of Anthony W. Thompson, Harold A. Ellis, Jr. and Stuart A. Tanz (the “Participants”) in response to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) concerning the Revised Proxy Statement as set forth in the Staff’s comment letter dated November 14, 2008 (the “Comment Letter”).  For your convenience, we have provided below each of the Staff’s comments to the Proxy Statement followed, in each case, by the Participants’ response thereto.  The numbers below correspond to the numbered comments contained in the Comment Letter.  The responses contained herein are based solely upon information provided by the Participants.  With your permission, the Participants are filing with the Securities and Exchange Commission concurrently herewith a revised DEFC 14A (the “Definitive Proxy Statement”) addressing each of the comments contained in the Comment Letter, as more specifically described below.

As a courtesy to the Staff, the Participants intend to furnish the Staff with comparison copies of the Definitive Proxy Statement marked to show revisions made since the Revised Proxy Statement was filed.  In addition, in accordance with your instructions, we have attached as Annex A hereto the text of certain email correspondence transmitted on behalf of the Participants to you by Milbank, Tweed, Hadley & McCloy LLP (“Milbank”).

Can I change my vote?, page 7

1.             Revise this section to clarify that a later-dated white card submitted to the Company would also revoke a prior proxy granted to Mr. Thompson.  Provide similar disclosure under “Revocation of Proxies” on page 21.

RESPONSE:

The Participants respectfully acknowledge the Staff’s comment and confirm that they have made appropriate modifications under “Can I change my vote?” on page 8 and under “Revocation of Proxies” on page 24 to clarify that a prior proxy granted to Mr. Thompson may be revoked by submitting a later-dated white card to the Company, by voting in person at the annual meeting of shareholders or by submitting a written notice of revocation.  In particular, please note revised disclosure on pages 8 and 24.

Background of the Solicitation, page 9

2.             We note your response to our prior comment 6.  Please revise your disclosure to provide greater detail regarding the circumstances under which Mr. Thompson left the Company.

RESPONSE:

The Participants respectfully acknowledge the Staff’s comment and confirm that they have made appropriate modifications to their disclosure to provide greater detail regarding the circumstances surrounding Mr. Thompson’s departure from the Company.  In particular, please note revised disclosure at page 10.

Certain Litigation Matters, page A-4

3.             We refer you to the last sentence of this section.  It is our understanding that Mr. Thompson’s claims against Ms. Biller may have been resolved.  To the extent applicable, please update this disclosure accordingly.

RESPONSE:

The Participants respectfully acknowledge the Staff’s comment and confirm that they have made appropriate modifications to the Definitive Proxy Statement to reflect that Mr. Thompson’s claims against Ms. Biller were dismissed on November 10, 2008.  In particular, please see revised disclosure on page A-5 of the Definitive Proxy Statement.

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Each of Mssrs. Thompson, Ellis and Tanz (each, a “filing person”) acknowledges that he is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and such filing person may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

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If you have any questions, please feel free to call me at (213) 892-4333.

Sincerely,

/s/ Kenneth J. Baronsky

Kenneth J. Baronsky

Annex A

1.  Text of Email Communication Entitled “Grubb & Ellis Proxy Contest” Transmitted to Mr. Perry Hindin on behalf of the Participants on November 16, 2008 by Mr. Adam Moses of Milbank:

“Mr. Hindin,

Further to the email below and a voice message we left for you on Friday evening, we have attached selected pages from the proposed definitive proxy statement of Mssrs. Thompson, Ellis and Tanz containing revised disclosure designed to address the comments contained in your letter to Kenneth Baron[sk]y dated November 14, 2008, which letter is also attached for your reference.  As we discussed on Friday, Mssrs. Thompson, Ellis and Tanz intend to file a definitive version of their proxy statement on Monday.  Although I believe we understand your comments, and have reflected this understanding in the attached revised pages, we would appreciate it very much if you would briefly review the attached disclosure to confirm that this is the case.

We thank you for your attention.

Best regards,

-Adam”

At the request of the Staff, the selected pages of revised disclosure referred to in the email correspondence above have been included below:

How do I vote in person?

If you owned shares of Common Stock on the Record Date, you may attend the 2008 Annual Meeting and vote in person. If you are not the record holder of your shares of Common Stock, please refer to the discussion following the question “What if I am not the record holder of my shares of Common Stock?” below. If you hold your shares of Common Stock in the name of a bank, broker or other nominee, you will not be able to vote in person at the 2008 Annual Meeting unless you have previously specially requested and obtained a “legal proxy” from your bank, broker or other nominee and present it at the 2008 Annual Meeting.

How do I vote by proxy?

You may vote before the 2008 Annual Meeting by completing, signing, dating and returning the enclosed GREEN proxy card in the enclosed, postage-paid envelope.

What if I am not the record holder of my shares of Common Stock?

If your shares of Common Stock are held in the name of a brokerage firm, bank nominee or other institution (a “custodian”), only it can give a proxy with respect to your shares of Common Stock. You may have received a voting instruction card (which you can complete and return to the custodian to direct its voting of your shares of Common Stock). If your custodian has not sent you a voting instruction card, you may contact the custodian directly to provide it with instructions. If you need assistance, please contact our proxy solicitor, D.F. King & Co. Inc., toll-free at (888) 542-7446.

Can I change my vote?

You may change your proxy instructions at any time prior to the vote at the 2008 Annual Meeting for shares of Common Stock held directly in your name. You may accomplish this by completing and submitting a later-dated GREEN proxy card to our proxy solicitor, D.F. King & Co., Inc. located at 48 Wall Street, New York, NY 10005, or by completing and submitting a later-dated white proxy card to the Company as provided in the Company’s definitive proxy statement filed with the Securities and Exchange Commission on November 10, 2008. Only the latest dated proxy card you submit will be counted. You may also revoke a proxy card at any time before it is voted by delivering a written notice of revocation, bearing a later date than the date of such proxy card, to either our proxy solicitor, D.F. King & Co., Inc., or the Corporate Secretary of the Company, stating that your proxy provided is revoked. You should send any notice of revocation to either our proxy solicitor, D.F. King & Co., Inc. located at 48 Wall Street, New York, NY 10005, or the Corporate Secretary of the Company at the Company’s executive offices located at 1551 North Tustin Avenue, Suite 300, Santa Ana, California 92705. In addition, you may revoke any proxy card, either GREEN or white, by attending the 2008 Annual Meeting and voting in person (but your attendance alone will not revoke any proxy previously given). For shares of Common Stock held in “street name,” you may change your proxy instructions by submitting new voting instructions to your broker or nominee or contacting the person responsible for your account and instructing that person to execute on your behalf either the enclosed GREEN proxy card or the white proxy card provided by the Company.

What do I do if I receive a white proxy card from the Company?

Proxies on the white proxy card are being solicited by the incumbent management and Board. If you submit a proxy to us by signing and returning the enclosed GREEN proxy card, do not sign or return the white proxy card provided by the incumbent management and Board.

If you have already sent a white proxy card to the Company, you may revoke it and lend your support to our recommendations outlined in this proxy statement by signing, dating and returning the enclosed GREEN proxy card.

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BACKGROUND OF THE SOLICITATION

Mr. Thompson is the second largest stockholder of the Company and the former Chairman of its Board. He became Chairman of the Company on December 7, 2007 following the completion of the Company’s merger with NNN Realty Advisors, Inc. (“NNN”), a provider of real estate investment products and services. Mr. Thompson resigned as the Chairman of the Company’s Board effective February 8, 2008, as the Company reported in a press release dated January 29, 2008.

At the time of Mr. Thompson’s departure, the Company was profitable, had recently completed its merger with NNN and had in place what was, in Mr. Thompson’s opinion, a sound business plan. In Mr. Thompson’s view, he had achieved what he intended to accomplish at the Company and accordingly resigned from his position on the Board to focus on his personal investments. It was Mr. Thompson’s hope that following his departure the Board would execute the business plan that he helped develop and, in so doing, enhance the value of his stake in the Company.

However, since Mr. Thompson left the Board, the Company has announced declining financial results. Specifically, for the second and third quarters of 2008 the Company posted net losses of $5.1 million and $44 million, respectively, compared with net income of $11.3 million and $2.6 million, for the companies on a combined basis in the same period of 2007, as the Company reported in press releases dated August 5, 2008 and November 6, 2008. In addition, according to public reports, the Company has experienced management turnover in recent months. For example, on July 11, 2008, the Company issued a press release announcing the immediate resignation of Scott Peters, the former Chief Executive Officer and President of the Company. The Company has yet to find a permanent replacement for Mr. Peters. Robert H. Osbrink, Executive Vice President and Chairman of Transaction Services, also left the Company, as reported by the Company in a press release dated June 24, 2008. In addition, according to a press release issued by the Company on September 17, 2008, Francene LaPoint, Executive Vice President of Accounting and Finance, resigned from her position with the Company.

Spurred to action by the developments at the Company described in the preceding paragraph, on June 26, 2008, Mr. Thompson wrote to the Board and requested that he be reappointed to the Board since he believed that he could help preserve and enhance stockholder value by sharing firsthand both his strategic vision for our Company and the benefit of his more than 35 years of experience in the real estate investment industry. Although Mr. Thompson had hoped that the Board would succeed in enhancing the financial performance of the Company following his departure, he has always been willing to return to an active role at the Company in order to assist it when it faces challenges, as he presently believes it does.

In an open letter filed with the Securities and Exchange Commission on July 21, 2008, the Board refused Mr. Thompson’s request to be reappointed to the Board despite the Company’s acknowledgement of Mr. Thompson’s distinguished record of achievement in the real estate investment industry. Only months ago, in a public report filed with the Securities and Exchange Commission when Mr. Thompson stepped down from the Board, the Company’s former Chief Executive Officer had this to say about Mr. Thompson: “Tony is an acknowledged visionary in our sector of the real estate investment universe having led us to transaction volumes of over $8.5 billion. He has been hugely helpful in the effort to merge the Grubb & Ellis and NNN Realty Advisors platforms, and we will miss his wisdom and energy.”

Since that time, Mr. Thompson has had several discussions with certain members of the Board in which he shared his belief that a change in direction at our Company would help it build a dynamic future. In these conversations, Mr. Thompson, among other things, advocated that the Company embark on a program to reinvigorate its core service offerings and proactively seek out the opportunities presented by present market conditions. In addition, Mr. Thompson urged the Company to strengthen its management team by selecting qualified outsiders to fill vacancies in senior

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OTHER MATTERS

Except for the matters discussed above, we know of no other matters to be presented at the 2008 Annual Meeting. If any other matters should properly come before the 2008 Annual Meeting, it is intended that the persons named on the enclosed GREEN proxy card will vote the proxies being solicited under this proxy statement on such other matters in accordance with such persons’ sole discretion. We will not use such discretionary authority to vote the proxies for any matters of which we are aware a reasonable time before the 2008 Annual Meeting.

PROXY PROCEDURES

IN ORDER FOR YOUR VIEWS TO BE REPRESENTED AT THE 2008 ANNUAL MEETING, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED GREEN PROXY CARD IN THE ACCOMPANYING POSTAGE-PREPAID ENVELOPE.

The enclosed GREEN proxy card will be voted at the 2008 Annual Meeting in accordance with your instructions on such card.

REVOCATION OF PROXIES

You may change your proxy instructions at any time prior to the vote at the 2008 Annual Meeting for shares of Common Stock held directly in your name. You may accomplish this by completing and submitting a later-dated GREEN proxy card to our proxy solicitor, D.F. King & Co., Inc. located at 48 Wall Street, New York, NY 10005, or by completing and submitting a later-dated white proxy card to the Company as provided in the Company’s definitive proxy statement filed with the Securities and Exchange Commission on November 10, 2008. Only the latest dated proxy card you submit will be counted. You may also revoke a proxy card at any time before it is voted by delivering a written notice of revocation, bearing a later date than the date of such proxy card, to either our proxy solicitor, D.F. King & Co., Inc., or the Corporate Secretary of the Company, stating that your proxy provided is revoked. You should send any notice of revocation to either our proxy solicitor, D.F. King & Co., Inc. located at 48 Wall Street, New York, NY 10005, or the Corporate Secretary of the Company at the Company’s executive offices located at 1551 North Tustin Avenue, Suite 300, Santa Ana, California 92705. In addition, you may revoke any proxy card, either GREEN or white, by attending the 2008 Annual Meeting and voting in person (but your attendance alone will not revoke any proxy previously given). If your shares of Common Stock are held in “street name,” you should vote your shares of Common Stock according to the enclosed voting instruction form or the voting instruction form provided by the Company, or you may contact your broker or other nominee and follow the directions provided to you in order to change your vote.

Only holders of record as of the close of business on the Record Date will be entitled to vote. If you were a stockholder of the Company on the Record Date, you will retain your voting rights at the 2008 Annual Meeting even if you sell such shares of Common Stock after the Record Date. Accordingly, it is important that you vote the shares of Common Stock held by you on the Record Date, or grant a proxy to vote such shares of Common Stock on the enclosed GREEN proxy card, even if you sell such shares of Common Stock after the Record Date.

DISSENTERS’ RIGHT OF APPRAISAL

Stockholders do not have appraisal or similar rights of dissenters under Delaware law with respect to the matters described in this proxy statement.

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or any affiliate or successor received as a result of the transfer by Mr. Thompson of the Escrowed Shares to Mr. Peters in connection with the Peters Letter Agreement.

Certain Litigation Matters

On August 7, 2008, Mr. Thompson filed a Complaint in the Superior Court for the State of California for the County of Orange (the “Complaint”) against Mr. Peters and Ms. Biller, in her capacity as Corporate Secretary. The Complaint alleges, among other things, that Mr. Peters breached the Peters Letter Agreement and the Joint Escrow Instructions by asserting to Ms. Biller that he did not resign from his position with the Company but rather was terminated without cause, and asserting to Ms. Biller that the Escrowed Shares should be released to him and not Mr. Thompson. The Complaint seeks the release of the Escrowed Shares from escrow and the transfer of such shares to Mr. Thompson. The Complaint also seeks the recovery from Mr. Peters and Ms. Biller, as Corporate Secretary, of damages in the amount of any diminution in value of the Escrowed Shares after July 11, 2008, the date on which Mr. Peters’ resignation from the Company became effective.

Mr. Thompson and Mr. Peters have entered into agreements effecting the transfer of all right, title and interest in the Escrowed Shares from Mr. Peters to Mr. Thompson and providing Mr. Thompson with the authority to vote the Escrowed Shares until such time as record ownership of the Escrowed Shares is transferred to Mr. Thompson on the books and records of the Company. Pursuant to the Assignment of Stock Separate from Certificate and Power of Attorney, effective as of October 27, 2008, Mr. Peters transferred all right, title and interest in the Escrowed Shares to Mr. Thompson and agreed to take any further action as may be necessary to confirm or give effect to such transfer. In addition, Mr. Peters executed an Irrevocable Proxy, dated as of October 30, 2008, appointing Mr. Thompson as Mr. Peters’ proxy and authorizing Mr. Thompson, among other things, to vote the Escrowed Shares at the 2008 Annual Meeting, which proxy authority will remain effective until such time as record ownership of the Escrowed Shares is transferred to Mr. Thompson on the books and records of the Company. Upon the transfer of record ownership of the Escrowed Shares to Mr. Thompson, Mr. Thompson may assign his interest in the Escrowed Shares to one or more of his affiliates.

Mr. Thompson’s claims against Ms. Biller, in her capacity as Corporate Secretary, were effectively rendered moot as a result of the execution of the agreements between Mr. Thompson and Mr. Peters described in the preceding paragraph. Accordingly, these claims were dismissed on November 10, 2008.

2.  Text of Email Communication Entitled “Grubb & Ellis Proxy Contest” Transmitted to Mr. Perry Hindin on behalf of the Participants on November 14, 2008 by Mr. Adam Moses of Milbank:

“Perry,

Thanks again for providing us with some background on what you have in mind in connection with your comments.  If at all possible, we’d like to furnish you by fax or by phone call the revised language we propose to include in the definitive proxy statement to ensure that we are appropriately addressing your comments.

Are you amenable to very briefly reviewing our proposed revised disclosure?  Thank you very much.

Best regards,

-Adam”